UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Boxed, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

81787X106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, PA 19428
(610) 934-2222

with a copy to:

Matthew H. Meyers
Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

(1)	Names of Reporting Persons HLSF V Holdings LP
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,390,573 shares (2) (3)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,390,573 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,390,573 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.6%(4)
(14)	Type of Reporting Person PN

(1) This Schedule 13D is filed by HLSF V Holdings LP (“Secondary LP”), Hamilton Lane Secondary Fund V GP LLC (“Secondary GP”), HL Private Assets Holdings LP (“PAH LP”) and HL GPA GP LLC (“PAH GP”) and Hamilton Lane Advisors, L.L.C. (“HLA”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for the purposes of this Schedule 13D.
(2) These shares are held by Secondary LP. Secondary GP serves as the sole general partner of Secondary LP and, as such, possesses voting and dispositive power over the shares held by Secondary LP.
(3) 122,767 of these shares were purchased through the PIPE Investment, as defined below.
(4) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

(1)	Names of Reporting Persons Hamilton Lane Secondary Fund V GP LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,390,573 shares (2) (3)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,390,573 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,390,573 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.6%(4)
(14)	Type of Reporting Person OO

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for the purposes of this Schedule 13D.
(2) These shares are held by Secondary LP. Secondary GP serves as the sole general partner of Secondary LP and, as such, possesses voting and dispositive power over the shares held by Secondary LP.
(3) 122,767 of these shares were purchased through the PIPE Investment.
(4) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

(1)	Names of Reporting Persons HL Private Assets Holdings LP
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 614,041 shares (2) (3)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 614,041 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 614,041 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%(4)
(14)	Type of Reporting Person PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for the purposes of this Schedule 13D.
(2) These shares are held by PAH LP. PAH GP serves as the sole general partner of PAH LP and, as such, possesses voting and dispositive power over the shares held by PAH LP.
(3) 22,233 of these shares were purchased through the PIPE Investment.
(4) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

(1)	Names of Reporting Persons HL GPA GP LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 614,041 shares (2) (3)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 614,041 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 614,041 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%(4)
(14)	Type of Reporting Person OO

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for the purposes of this Schedule 13D.
(2) These shares are held by PAH LP. PAH GP serves as the sole general partner of PAH LP and, as such, possesses voting and dispositive power over the shares held by PAH LP.
(3) 22,233 of these shares were purchased through the PIPE Investment.
(4) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

(1)	Names of Reporting Persons Hamilton Lane Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,004,614 shares (2)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,004,614 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,614 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.4%(3)
(14)	Type of Reporting Person IA

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for the purposes of this Schedule 13D.
(2) These shares are held by Secondary LP and PAH LP. HLA serves as investment adviser to each of Secondary LP and PAH LP and possesses voting and dispositive power over these shares.
(3) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

SCHEDULE 13D/A
Boxed, Inc.

CUSIP No. 81787X106

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Schedule 13D filed on December 20, 2021 (the “Original Schedule 13D”). The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”.

Item 1.    Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Boxed, Inc., a Delaware corporation (the “Issuer”), formerly known as Seven Oaks Acquisition Corp. The address of the principal executive offices of the Issuer is 451 Broadway, New York, NY 10013. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background.

(a). This Statement is being filed jointly on behalf of the following persons (the “Reporting Persons”):

(i)HLSF V Holdings LP (“Secondary LP”)
(ii)Hamilton Lane Secondary Fund V GP LLC (“Secondary GP”)
(iii)HL Private Assets Holdings LP (“PAH LP”)
(iv)HL GPA GP LLC (“PAH GP”)
(v)Hamilton Lane Advisors, L.L.C. (“HLA”)

This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934. The Joint Filing Agreement is attached hereto as Exhibit 1.

(b). The principal place of business of each of the Reporting Persons is 110 Washington St., Suite 1300, Conshohocken, Pennsylvania 19428.

(c). The principal business of the Reporting Persons other than HLA is private investments, and the principal business of HLA is serving as a registered investment adviser. Secondary GP is the general partner of Secondary LP and PAH GP is the general partner of PAH LP. HLA serves as investment adviser to Secondary LP and PAH LP.

(d) and (e). During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Each of Secondary LP, Secondary GP, PAH LP and PAH GP are organized in the State of Delaware. HLA is organized in the Commonwealth of Pennsylvania.

HLA is the sole manager of Secondary GP and PAH GP. For each of the Reporting Persons, the following individuals hold the positions listed below:

(i)Mario Giannini, Chief Executive Officer
(ii)Atul Varma, Chief Financial Officer
(iii)Lydia Gavalis, Secretary and Vice President
(iv)Adam Shane, Assistant Secretary

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed by the Issuer on June 14, 2021, the Issuer entered into an Agreement and Plan of Merger, dated June 13, 2021 and as amended November 26, 2021, (the “Merger Agreement”) by and among the Issuer, Blossom Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Issuer (“Blossom Merger Sub”), Blossom Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Blossom Merger Sub II”), and Giddy Inc., a Delaware corporation (“Old Boxed”).

Pursuant to the Merger Agreement, the parties thereto entered into a business combination transaction (the “Business Combination”) pursuant to which, among other things, Blossom Merger Sub was merged with and into Old Boxed, with Old Boxed surviving the merger as a wholly owned subsidiary of the Company and, immediately following such merger, Old Boxed merged with and into Blossom Merger Sub II, with Blossom Merger Sub II surviving the merger as a wholly owned subsidiary of the Company and changing its name to Boxed, LLC. The Merger Agreement is attached hereto as Exhibit 2. The Business Combination was consummated on December 8, 2021, and beginning December 9, 2021, the Issuer began trading on the New York Stock Exchange using the ticker symbol “BOXD”.

Secondary LP and PAH LP acquired shares of Series E-1 Stock of Old Boxed for cash in June 2020 in private transactions exempt from registration under the Securities Act. Pursuant to the Business Combination, those holdings were converted into Common Stock that is being reported on this Schedule 13D.

Pursuant to common stock subscription agreements entered into in connection with the Merger Agreement, the form of which is attached hereto as Exhibit 3 (the “PIPE Subscription Agreements”), certain investors, including Secondary LP and PAH LP, purchased an aggregate of 3,250,000 newly-issued shares of Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of $32,500,000 (the “PIPE Investment”). Secondary LP purchased 122,767 shares and PAH LP purchased 22,233 shares (the “PIPE Shares”).

The funds used by Secondary LP and PAH LP to acquire the securities of Old Boxed that were exchanged for shares of Common Stock in the Business Combination and the PIPE Shares were obtained from capital contributions by their respective partners.

During the period between January 3, 2022 and January 20, 2022, Secondary LP and PAH GP sold 145,000 PIPE Shares in the open market.

The foregoing descriptions of the Merger Agreement and PIPE Subscription Agreements (collectively, the “Agreements”) in this Schedule 13D do not purport to be complete and are qualified in their entirety by the full text of the Agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or its board of directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) and (b). The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons are incorporated herein by reference.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	% of Class (4)
HLSF V Holdings LP	3,390,573	0	3,390,573	0	3,390,573	3,390,573	4.6%
Hamilton Lane Secondary Fund V GP LLC (1)	0	0	3,390,573	0	3,390,573	3,390,573	4.6%
HL Private Assets Holdings LP	614,041	0	614,041	0	614,041	614,041	0.8%
HL GPA GP LLC (2)	0	0	614,041	0	614,041	614,041	0.8%
Hamilton Lane Advisors, L.L.C. (3)	0	0	4,004,614	0	4,004,614	4,004,614	5.4%
(1) These shares are held by Secondary LP. Secondary GP serves as the sole general partner of Secondary LP and, as such, Secondary GP possesses voting and dispositive power over the shares held by Secondary LP.
(2) These shares are held by PAH LP. PAH GP serves as the sole general partner of PAH LP and, as such, PAH GP possesses voting and dispositive power over the shares held by PAH LP.
(3)    HLA serves as the investment adviser to Secondary LP and PAH LP and possesses voting and dispositive power over the shares held by them.
(4) This calculation is based on 73,794,714 shares of Common Stock outstanding, based on information included in the Issuer’s Prospectus Supplement filed on February 8, 2023.

(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the Closing Date, in connection with the closing of the Business Combination, the Issuer adopted bylaws with a lock-up provision applicable to the Reporting Persons. The provision provides that, subject to certain exceptions, holders of the Issuer’s Common Stock issued in connection with the Business Combination are restricted from transferring their shares of Common Stock received as consideration in the Business Combination for a period of 180 days following the closing of the Business Combination (the “Lock-Up Period”).

Pursuant to the PIPE Subscription Agreements, the Issuer granted certain registration rights to the purchasers with respect to the PIPE Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the PIPE Shares within thirty calendar days after the date of the Business Combination. The PIPE Shares are not subject to the Lock-Up Period.

Item 7. Material to Be Filed as Exhibits.

The following are attached to this filing:

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1)
Exhibit 2:	Agreement and Plan of Merger, as amended, dated as of June 13, 2021, by and among the Issuer, Blossom Merger Sub, Blossom Merger Sub II, and Old Boxed (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 14, 2021).
Exhibit 3:	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 14, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2023

HLSF V Holdings LP

By:	Hamilton Lane Secondary Fund V GP LLC
its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Vice President and Secretary

Hamilton Lane Secondary Fund V GP LLC

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Vice President and Secretary

HL Private Assets Holdings LP

By:	HL GPA GP LLC
its general partner

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Vice President and Secretary

HL GPA GP LLC

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Vice President and Secretary

Hamilton Lane Advisors, L.L.C.

By:	/s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).